

Mail Stop 4628

June 3, 2019

Via E-mail
Michael P. Santomassimo
Chief Financial Officer
The Bank of New York Mellon Corporation
240 Greenwich Street
New York, New York 10286

> **Re: The Bank of New York Mellon Corporation**
> **10-K for Fiscal Year Ended December 31, 2018**
> **Filed February 27, 2019**
> **File No. 1-35651**

Dear Mr. Santomassimo:

We refer you to our comment letter dated May 6, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Kathleen McCabe
Chief Securities Counsel,
Manning Director and Associate General Counsel
The Bank of New York Mellon Corporation